Via Facsimile and U.S. Mail
Mail Stop 6010

March 17, 2009

Mr. Elliot Maza
Chief Financial Officer
Intellect Neurosciences, Inc.
7 West 18th Street
New York, NY 10011

     Re: **Intellect Neurosciences, Inc.**
               Form 10-KSB for the Year Ended June 30, 2008
               File No. 333-128226

Dear Mr. Maza:

       We have reviewed your February 26, 2009 response to our February 12, 2009 letter and have the following comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we ask you to provide us with information to better understand your disclosure. Please be as detailed as necessary in your explanation.

Financial Statements

1. We refer to your response to comment 2. Please tell us why it is appropriate to include the entire preferred stock as a derivative instead of bifurcating the conversion feature and recording the embedded conversion feature as a derivative. Please refer to Section II B.2 of http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf.

Item 8A. Controls and Procedures, page 43

2. We have read your response to comment 3 and will await your amendment to include your assessment of internal controls.

3. In your response to comment 4 your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated February 12, 2009, we asked you to consider whether management's failure to provide its report on internal control over financial

reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and **reported** within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please further amend the 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that Disclosure Controls and Procedures were not effective as of the end of the fiscal year.

As appropriate, please amend your June 30, 2008 Form 10-KSB and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Mary Mast, Staff Accountant, at (202) 551-3613 or me at (202) 551-3679 if you have questions regarding these comments.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant